CUSIP No. 12482W101
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)*

cbdMD, Inc.
(Name of Issuer)

common stock
(Title of Class of Securities)

12482W101
(CUSIP Number)

Mr. R. Scott Coffman 4521 Sharon Road, Suite 450 Charlotte, NC 28211 (704) 362-6286
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 12482W101

(1)	NAMES OF REPORTING PERSONS
R. Scott Coffman

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a)	☐
(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (see instructions)
OO

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
3,684,000 shares

	(8)	SHARED VOTING POWER
0 shares

	(9)	SOLE DISPOSITIVE POWER
3,684,000 shares

	(10)	SHARED DISPOSITIVE POWER
0 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,684,000 shares 1

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☒

(13)	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.5%

(14)	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1.                                  Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share, of cbdMD, Inc., a North Carolina corporation (the “Issuer”). The Issuer's principal executive offices are located at 4521 Sharon Road, Suite 450, Charlotte, NC 28211.

Item 2.                                  Identity and Background.

The Reporting Person is R. Scott Coffman. The Reporting Person's business address is 4521 Sharon Road, Suite 450, Charlotte, NC 28211. The Reporting Person is a member of the Board of Directors of the Issuer and President of its wholly-owned subsidiary, CBD Industries, LLC, a North Carolina limited liability company.

During the past five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was the Reporting Person a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a U.S. citizen.

Item 3.                                  Source and Amount of Funds or Other Consideration.

Each of Edge and CBDH received the shares of the Issuer’s common stock as merger consideration under contract rights previously received by these entities on December 20, 2018 in connection with the closing of an Agreement and Plan of Merger dated December 3, 2018 by and among the Issuer, its wholly-owned subsidiaries and Cure Based Development, LLC, a Nevada limited liability company (“Cure”). Each of Edge and CBDH are former members of Cure. The shares of the Issuer’s common stock were issued to the entities on April 22, 2019 following the approval by the Issuer’s shareholders on April 19, 2019 for the possible issuance of in excess of 19.99% of its presently outstanding common stock in accordance with the rules of the NYSE American, LLC (“Shareholder Approval”) as set forth in the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on April 19, 2019.

Item 4.                                  Purpose of Transaction.

All of the Issuer’s securities owned by the Reporting Person were acquired for investment purposes only and are being held as a long-term investments. On April 19, 2019, the shares of the Issuer’s common stock were issued to Edge, and the CBDH Shares were issued, following receipt of Shareholder Approval. In addition, on April 19, 2019 the Reporting Person was re-appointed to the Issuer's Board of Directors. The Reporting Person does not have any current plans or proposals which relate to or would result in any matters set forth in Items 4(a) through 4(j) of Schedule 13D.

Item 5.                                  Interest in Securities of the Issuer.

The number of shares of the Issuer's common stock beneficially owned by the Reporting Person includes 3,684,000 shares of the Issuer’s common stock held of record by Edge. The Reporting Person holds voting and dispositive control over securities held of record by Edge. The Reporting Person disclaims beneficial ownership of the securities held of record by Edge except to the extent of his pecuniary interest therein. The number of shares of the Issuer’s common stock beneficially owned by the Reporting Person excludes an aggregate of 8,750,000 CBDH Shares. The Reporting Person holds voting and dispositive control over the CBDH Shares except to the extent limited by the Proxy Agreement. The Reporting Person disclaims beneficial ownership of the CBDH Shares except to the extent of his pecuniary interest therein.

Item 6.
Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As set forth elsewhere in this statement, the CBDH Shares are subject to the Voting Proxy. The shares of the Issuer’s common stock held of record by Edge as well s the CBDH Shares are also subject to leak out agreements pursuant to which the holder will be required to (1) limit the offer for sale, sell, pledge, or otherwise transfer or dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the transfer or disposition by any person at any time in the future of) any shares of the Issuer’s common stock; and (2) refrain from entering into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of any shares of the Issuer’s common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of shares of the Issuer’s common stock or other securities, in cash or otherwise to the lesser of (i) the volume limitations set forth in Rule 144(e) of the Securities Act of 1933, as amended, or (ii) 20% of such shares in any 90 day period.

Item 7.                                  Material to be Filed as Exhibits.

2.1
Agreement and Plan of Merger dated December 3, 2018 by and among Level Brands, Inc., AcqCo, LLC, cbdMD LLC and Cure Based Development, LLC is incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on December 4, 2018.
10.1
Form of Leak Out Agreement dated December 20, 2018 is incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on December 20, 2018.
10.2
Form of Voting Proxy Agreement December 20, 2018 is incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on December 20, 2018.

1          represents shares of the Issuer’s common stock held of record by Edge of Business, LLC (“Edge”) The Reporting Person holds voting and dispositive control over securities held of record by Edge. The Reporting Person disclaims beneficial ownership of the securities held of record by Edge except to the extent of his pecuniary interest therein. The number of shares of the Issuer’s common stock beneficially owned by the Reporting Person excludes an aggregate of 8,750,000 shares of the Issuer’s common stock (the “CBDH Shares”) held of record by CBD Holding, LLC (“CBDH”). The unrestricted voting and dispositive rights to the CBDH Shares vests follows: (i) 2,187,500 shares will vest on December 20, 2019; (ii) an additional 2,187,500 shares will vest on December 20, 2020; (iii) an additional 2,187,500 shares will vest on June 30, 2022; and (iv) the remaining 2,187,500 shares will vest on December 20, 2023. The Reporting Person holds voting and dispositive control over the CBDH Shares except to the extent limited by a Voting Proxy Agreement dated December 20, 2018 (the “Proxy Agreement”). The independent chairman of the Audit Committee of the Issuer’s Board of Directors holds voting rights over the CBDH Shares under the terms of the Proxy Agreement until they vest, and will vote such shares on any matter brought before the Issuer’s shareholders in accordance with the recommendation of the Issuer’s Board of Directors. See Form 4 filed with the Securities and Exchange Commission by Seymour G. Siegel on April ___, 2019. The Reporting Person disclaims beneficial ownership of the CBDH Shares except to the extent of his pecuniary interest therein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: May 1, 2019	/s/ R. Scott Coffman
R. Scott Coffman